Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

May 23, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street N.E.
Washington, D.C. 20549

Attn: Erin Donahue

Re:	Sequans Communications S.A.
Registration Statement on Form F-3 (File No. 333-271884)

Dear Ms. Donahue,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sequans Communications S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form F-3 effective at 4:30 p.m. Eastern Time on Thursday, May 25, 2023 or as soon thereafter as practicable.

Thank you for your attention on this matter.

Very truly yours,

Sequans Communications S.A.

By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

cc:	Brett Cooper, Orrick, Herrington & Sutcliffe LLP